UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TELLABS, INC.

(Name of Subject Company: (Issuer))

BLACKHAWK MERGER SUB INC.

(Name of Filing Persons: (Offeror))

BLACKHAWK HOLDING VEHICLE LLC

(Name of Filing Persons: (Parent of Offeror))

MARLIN MANAGEMENT COMPANY, LLC

(Name of Filing Persons: (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

Nick Kaiser

Blackhawk Merger Sub Inc.

Blackhawk Holding Vehicle LLC

c/o Marlin Management Company, LLC

338 Pier Avenue

Hermosa Beach, CA 90254

(310) 364-0100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rick Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$918,646,796.20 (1)	$118,321.71 (2)

(1)

Estimated for purposes of calculating the filing fee only. The calculation of the transaction value assumes the purchase of 374,957,876 shares of common stock, par value $0.01 of Tellabs, Inc. (“Shares”) (the number of Shares representing (i) 355,740,338 Shares, which is the number of Shares outstanding plus (ii) 19,217,538 Shares, which is the number of Shares reserved for issuance pursuant to outstanding options to purchase Shares, stock appreciation rights, restricted stock units and performance awards under plans of Tellabs, Inc. and its subsidiaries, regardless of exercise price) by $2.45. The calculation of the transaction value is based on information provided by Tellabs, Inc. as of October 16, 2013.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Tellabs, Inc., a Delaware corporation , at a purchase price of $2.45 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent and Purchaser are affiliates of Marlin Equity III, L.P., Marlin Equity IV, L.P. and Marlin Management Company, LLC (d/b/a Marlin Equity Partners) (“Marlin”).

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Tellabs, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1415 West Diehl Road, Naperville, IL 60563. The Company’s telephone number at such address is (630) 798-8800.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. As of the close of business on October 16, 2013, as represented by the Company in the Merger Agreement dated as of October 18, 2013, by and among Purchaser, Blackhawk and the Company (the “Merger Agreement”), 355,740,338 Shares were issued and outstanding and 19,217,538 Shares were reserved for issuance pursuant to then-outstanding equity awards. The information set forth in the section of the Offer to Purchase entitled INTRODUCTION is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) — (c) This Schedule TO is filed by Purchaser, Parent and Marlin. The information set forth in the Offer to Purchase under the following captions is incorporated by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on October 21, 2013.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule II attached thereto.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

(a) Not Applicable.

(b) Not Applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 1, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on November 1, 2013.

(a)(5)(A)	Press Release, dated October 21, 2013, issued by Marlin Equity Partners (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(B)	Press Release, dated October 21, 2013, issued by Tellabs, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(C)	Press Release, dated November 1, 2013, issued by Marlin Equity Partners.

(b)(1)	Financing Commitment Letter, dated October 18, 2013, by and between Optical Holding Company LLC and Cerberus Business Finance, LLC.

(b)(2)	Sponsor Commitment Agreement, dated October 18, 2013, by and among Marlin Equity III, L.P., Marlin Equity IV, L.P., Blackhawk Holding Vehicle LLC and Blackhawk Merger Sub Inc.

(c)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated October 18, 2013, by and among Blackhawk Holding Vehicle LLC, Blackhawk Merger Sub Inc. and Tellabs, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tellabs, Inc. with the Securities and Exchange Commission on October 21, 2013).

(d)(2)	Confidentiality Agreement, dated May 16, 2013, between Marlin Management Company, LLC and Tellabs, Inc.

(d)(3)	Guaranty, dated October 18, 2013, by Marlin Equity III, L.P. and Marlin Equity IV, L.P. in favor of Tellabs, Inc.

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2013

BLACKHAWK HOLDING VEHICLE LLC
By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	President

BLACKHAWK MERGER SUB INC.
By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	President

MARLIN MANAGEMENT COMPANY, LLC

By:	/s/ Nick Kaiser
Name:	Nick Kaiser
Title:	Partner

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 1, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on November 1, 2013.

(a)(5)(A)	Press Release, dated October 21, 2013, issued by Marlin Equity Partners (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(B)	Press Release, dated October 21, 2013, issued by Tellabs, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Blackhawk Merger Sub Inc. on October 21, 2013).

(a)(5)(C)	Press Release, dated November 1, 2013, issued by Marlin Equity Partners.

(b)(1)	Financing Commitment Letter, dated October 18, 2013, by and between Optical Holding Company LLC and Cerberus Business Finance, LLC.

(b)(2)	Sponsor Commitment Agreement, dated October 18, 2013, by and among Marlin Equity III, L.P., Marlin Equity IV, L.P., Blackhawk Holding Vehicle LLC and Blackhawk Merger Sub Inc.

(c)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated October 18, 2013, by and among Blackhawk Holding Vehicle LLC, Blackhawk Merger Sub Inc. and Tellabs, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tellabs, Inc. with the Securities and Exchange Commission on October 21, 2013).

(d)(2)	Confidentiality Agreement, dated May 16, 2013, between Marlin Management Company, LLC and Tellabs, Inc.

(d)(3)	Guaranty, dated October 18, 2013, by Marlin Equity III, L.P. and Marlin Equity IV, L.P. in favor of Tellabs, Inc.

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.